UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2016, Husky Energy Inc. issued a press release announcing the voting results from its 2016 Annual Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: April 26, 2016		Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Reports Voting Results from 2016 Annual Meeting of Shareholders

Calgary, Alberta (April 26, 2016) – Husky Energy Inc. announced at its Annual Meeting of Shareholders held on April 26, 2016 the election of 15 nominees proposed for its Board of Directors and the appointment of the Corporation’s auditors as listed in the Management Information Circular dated March 8, 2016.

Following a resolution by ballot, KPMG LLP was appointed as auditors of the Corporation until the 2017 Annual Meeting of Shareholders.

Votes For			Votes Withheld

Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	799,148,680	91.54	73,841,629	8.46
Canning K.N. Fok	792,004,891	90.72	80,985,418	9.28
William Shurniak	866,749,007	99.29	6,241,302	0.71
Asim Ghosh	867,683,367	99.39	5,306,942	0.61
Stephen E. Bradley	871,368,956	99.81	1,621,353	0.19
Martin J.G. Glynn	864,223,969	99.00	8,766,340	1.00
Poh Chan Koh	866,945,176	99.31	6,045,133	0.69
Eva L. Kwok	866,179,837	99.22	6,810,472	0.78
Stanley T.L. Kwok	866,989,517	99.31	6,000,792	0.69
Frederick S.H. Ma	870,880,121	99.76	2,110,188	0.24
George C. Magnus	870,335,310	99.70	2,654,999	0.30
Neil D. McGee	867,475,771	99.37	5,514,538	0.63
Colin S. Russel	836,098,597	95.77	36,891,712	4.23
Wayne E. Shaw	866,806,325	99.29	6,183,984	0.71
Frank J. Sixt	787,661,335	90.23	85,328,974	9.77

Votes For			Votes Withheld

	Number	Percent (%)	Number	Percent (%)
Appointment of KPMG LLP as auditors	870,305,755	99.69	2,692,794	0.31

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602